September 16, 2005

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ
Channel Islands

Re:	Randgold Resources Limited
		Registration Statement on Form F-3
      Filed August 19, 2005
	File No. 333-127711

	Annual Report on Form 20-F for the year ended December 31,
2004
	Filed June 29, 2005
	File No. 0-49888

Dear Mr. Bristow:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

General

1. We will not be in a position to declare the Form F-3 registration statement effective until you respond to all comments in this letter and until you comply with all comments we issued relating to your annual report on Form 20-F for the year ended December 31, 2004.

Principal Shareholders, page 36

2. We note that you have requested supporting documentation from Randgold Resources (Holdings) Limited, a subsidiary of Randgold & Exploration Company Ltd., for its claimed holdings of your ordinary shares as stated in its Schedule 13G/A filed on February 14, 2005. In this regard, provide us with the following information:
* the date you made your request;
* the current status;
* the procedures you use to determine shareholder information, including the identity of holders, amount held and percentage of ownership;
* a detailed explanation of any relationship, past or present, between
Randgold & Exploration Company Ltd. and Randgold Resources
(Holdings)
Limited, including relationships between either entity and any officers or affiliates of the other entity; and
* what your records indicate with respect to the correct ownership information regarding the disputed shares.
We may have additional comments.
3. We note as of July 31, 2005, there were three record holders of your ADRs in the United States, holding an aggregate of 44,128,777 ADRs or 74.04%. Revise to identify these holders and to disclose the percentage held by each.
Part II

Signatures, page, II-III

4. The signature page must include signatures by all who sign in each of the capacities specified by Form F-3. In addition, when individuals sign in more than one capacity, each capacity must be identified. Revise to identify for each signatory all required capacities in which he or she is signing for the company. For additional guidance, see Instructions 1 and 2 to Signatures, Form F-3.


5. Please include updated consents from your independent auditor.





Form 20-F for the Year Ended December 31, 2004

Selected Financial Data, page 1
6. We note your disclosure of total cash costs per ounce, which removes certain recurring operating expenses. Demonstrate to us how the removal of recurring operating expenses is appropriate and complies with Commission rules and guidance. Please refer to General
Instruction C(e) to Form 20-F and  Question 8 of the Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures. Also refer to Item 10(e) of Regulation S-K. This comment applies to your like disclosure in your Form F-3.
7. We note your disclosure that references The Gold Institute.
Our
understanding is that this organization is no longer active. Please revise your disclosure to indicate the nature of the organization and its current status of this organization.
Operating and Financial Review and Prospects
Amortization of Mining Assets, page 44
8. Clarify what you mean by your statement "interpretation of Industry
Guide 7."
9. We note that you use the units of production method to amortize a portion of your capital assets. Expand your disclosure to clarify when a unit is considered to be "processed through the plant" to trigger recording depreciation, depletion and amortization expense.
Note that for U.S. GAAP purposes, an item is considered to be "produced" for purposes of calculating your depreciation, depletion and amortization at the time it is physically removed from the mine.
These costs should then be classified as inventory and subject to inventory valuation in accordance with ARB 43 for US GAAP. Note that this was addressed in a discussion of stockpiled inventory at the Appendix to November 25, 2002 International Practices Task Force meeting. Highlights for this meeting can be located at: http://www.aicpa.org/download/belt/2002_11_25.pdf. If you require additional clarification, please contact us at your convenience.
10. Please tell us why you believe your policy is in accordance with
IFRS standards. Also, please quantify and tell us the amount of any difference that may exist between your policy and U.S. GAAP.


Deferred Stripping Costs, page 44
11. Clarify whether or not deferred stripping costs are
capitalized as
part of your inventory as the ore is mined. Please support your conclusion that it is appropriate to match the deferred stripping costs to the sale of each ounce of gold, rather than the removal of
each ounce from the mine.   Support your conclusion that your
accounting is permitted under both IFRS and US GAAP.
12. Disclose the impact to earnings for each period if you did not defer stripping costs.
Operating Results
Years Ended December 31, 2004 and 2003
        Depreciation and Amortization, page 49
13. Please tell us the nature and amounts of the asset reclassifications that occurred in 2003.
      General and Administrative Expenses, page 49
14. Please clarify to us the nature of the custom duties that you are recognizing as a component of G&A expense. In addition, tell us why you have classified environmental expenses as G&A costs.
      Minority Interests, page 50
15. Please clarify to us in detail the nature of the costs that were capitalized related to the construction of the Loulo mine. Financial Statements
General
16. Please be advised that certain comments below apply equally to both the consolidated company and the significant subsidiary presented. Duplicative comments have not been provided. Please address each comment as it applies to both entities where appropriate.
Consolidated Statements of Operations, page F-2
17. Please tell us why you believe it is appropriate to include the items other than product sales as components of revenue.


Consolidated Statements of Shareholders` Equity, page F-4
18. We note that you subdivided your shares during April 2004. Please explain why this change in your capital structure was not retroactively reflected in your financial statements and information.
We note that your calculations of EPS appear to reflect this change.
Refer to SAB Topic 4:C for US GAAP.
19. Please address your 2004 capital reduction in your reconciliation to US GAAP.
Note 2 - Significant Accounting Policies
        Property, Plant and Equipment, page F-8
20. We note your policy that considers costs incurred to define mineralization in existing ore bodies as a development cost. It appears from your disclosure here and in Note 5, that you are referring to "around mine exploration." Please clarify why you believe this is appropriate under IFRS. In addition, please note that under U.S. GAAP, all exploration costs shall be expensed as incurred.
21. Please clarify to us and in your document the nature of the assets you describe as having economic lives which exceed that of the life of the mine.
22. Please clarify to us and in your document the reserve base used in your depreciation calculation. Clarify if you are using total proven and probable reserves or developed proven and probable reserves.
23. Tell us the various asset categories you have identified as a result of your adoption of IFRS and the depreciation and amortization base associated with each category.
24. We note your recoverability testing that compares your carrying amounts to the value in use amount. Please tell us how your value in use amounts compare to fair value as required by paragraph 7 of SFAS
144 for U.S. GAAP. Tell us and disclose if material, the amount of any U.S. GAAP difference that results from these two values.
25. We note your use of the Group`s weighted average cost of capital as the discount rate in assessing the value in use on page F-9 of your document. Please tell us how this compares to the discount rate used in your fair value analysis. Note that under U.S. GAAP, a fair value should be determined using the cost of capital of willing and able market place participants.
Deferred Stripping Costs, page F-9
26. Please expand your disclosure clarify what exactly the numeric stripping ratio represents and how it is calculated. In addition, expand your disclosure to indicate that your method of accounting has the effect of smoothing costs over the life of the project.
Expand
your disclosure to indicate how your method differs from others in your industry.
Inventories, page F-9
27. Please modify your disclosures to define high and medium grade ore. In addition, please reconcile the disclosure that indicates all stockpiles are expected to be fully processed with your disclosure in
Note 8.
28. Disclose the types of costs capitalized as inventory.
Receivables, page F-10
29. Please tell us whether your method of determining the provision for impairment of accounts receivable results in a material difference for U.S. GAAP purposes.
Note 5 - Change in Accounting Policy, page F-14
30. In addition to our comment above that requests an understanding of why your accounting change associated with around mine exploration is appropriate, please also tell us why you believe your change in accounting for exploration costs is the preferable method under IFRS.
Note 7 - Receivables, page F-14
31. Please clarify to us the nature of the accounts receivable you have identified as "Other".
Note 8 - Inventories and Ore Stockpiles, page F-15
32. Please modify your disclosures to indicate the amount of inventories that represent the following:
* Ore on the leach pad
* Unprocessed raw ore
* Tailing that are subject to additional processing
Also, provide an understanding of the grade associated with each class of inventory you present.
Note 10 - Deferred Stripping Costs, page F-16
33. Please modify your disclosure to indicate the amounts of pre and post production stripping costs you have capitalized.

Note 24 - Reconciliations to U.S. GAAP, page F-28
34. We note your use of the equity method to account for your investment in the Morila joint venture. We also noted in your document a statement that indicates the equity method is required under U.S. GAAP. Please tell us if you have considered the guidance of EITF 00-01 in making your determination.
Financial Statements of Societe des Mines de Morila S.A.
Report of the Independent Registered Public Accounting Firm, page
F-38
35. It appears that your auditors have provided a report that opines on two years of financial information and does not opine on the Statement of Changes in Stockholders Equity. Please provide an audit report that opines on all years audited and presented, and covers all financial statements that are required to be filed.
Note 5 - Environmental Rehabilitation Provision, page F-48
36. Please clarify to us why no liabilities were incurred in 2004. It appears from your document that mining activities occurred during the period.
Note 17 - Notes to the Cash Flow Statement, page F-54
37. Please tell us the nature of the line item described as "TSF gold in process provision".
Note 23 - Reconciliation to U.S. GAAP, page F-56
38. It appears you have not provided a cash flow statement or reconciliation for your significant subsidiary. Please refer to
(c)(2)(iii) and (c)(2)(vi) of Item 17 of Form 20-F.

Engineering Comments

General

39. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

40. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.
Overview, page 13 & Exploration page 23

41. Describe the proven and probable reserves as a quantity (tonnage) and quality (grade) of economic material. If ounces of saleable product are described disclose the appropriate metallurgical recoveries. If the ounces of gold are contained in the ore prior to processing, disclose that fact clearly and disclose the metallurgical recovery in the filing. Disclose the stripping ratio for the open pit mines, all stockpiled tonnages, and the associated material grades with the reserve estimates.
Senegal, page 34

42. You disclose sample results in the fifth paragraph in parts per billion. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

      Revise the text accordingly.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments.  Please contact
Jason
Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at
(202)
551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      K. Schuler
      T. Levenberg

            via facsimile
      Steven I. Suzzan, Esq.
            Fulbright & Jaworski LLP
            (212) 318-3400
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Mr. D. Mark Bristow
Randgold Resources Limited
September 16, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010